06008802

SEC[illegible]MISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
MAY 19 2006
WASH. D.C. 213 SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Amended

SEC FILE NUMBER
8-66764

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWBC Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9311 San Pedro, Suite 600
(No. and Street)

San Antonio (City) Texas (State) 78216 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(210) 321-7235
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padgett, Stratemann & Company, LLP
(Name – *if individual, state last, first, middle name*)

100 North East Loop 410, Suite 1100, San Antonio, Texas 78216
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/13/06

OATH OR AFFIRMATION

I, Cindy L. Jorgensen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWBC Investment Services, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

Financial Operations Principal

Title

Notary Public

VICKI L CHAPMAN
NOTARY PUBLIC
State of Texas
Comm. Exp. 06-10-2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWBC Investment Services, LLC

Financial Statements
and Supplementary Information

December 31, 2005 and 2004

SWBC Investment Services, LLC

Table of Contents

PADGETT, STRATEMANN & CO., L.L.P.
Certified Public Accountants and Business Advisors

Independent Auditors' Report

To the Partners
SWBC Investment Services, LLC
San Antonio, Texas

We have audited the accompanying statements of financial condition of SWBC Investment Services, LLC (the "Company") as of December 31, 2005 and 2004, and the related statements of operations, changes in partners' capital, and cash flows for the year ended December 31, 2005 and for the period August 2, 2004 through December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SWBC Investment Services, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the year ended December 31, 2005 and for the period August 2, 2004 through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

100 N.E. Loop 410, Suite 1100, San Antonio, Texas 78216 • www.padgett-cpa.com
Phone (210) 828-6281 • (800) 879-4966 • Fax (210) 826-8606

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Padgett, Stratemann & Co.

Certified Public Accountants
San Antonio, Texas
February 14, 2006

SWBC Investment Services, LLC

Statements of Financial Condition

December 31, 2005 and 2004

Assets

Assets	**2005**	2004
Cash and cash equivalents	**$ 157,155**	$ 251,021
Accounts receivable	**83,742**	-
Prepayments	**860**	-
	$ 241,757	$ 251,021

Liabilities and Partners' Capital

Liabilities		
Accounts payable – related party	**$ 113,800**	$ 5,400
Accrued liabilities	**40,000**	-
Total liabilities	**153,800**	5,400
Partners' Capital	**87,957**	245,621
	$ 241,757	$ 251,021

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Statements of Operations

Year Ended December 31, 2005 and for the
Period August 2, 2004 Through December 31, 2004

	2005	2004
Revenues and income:		
Override commissions – net	$ 874,213	$ -
Interest and dividends	2,942	1,021
Total revenues and income	877,155	1,021
Expenses:		
Services agreement fees	814,489	-
Other direct costs	20,330	5,400
Total expenses	834,819	5,400
Net earnings (loss)	$ 42,336	$ (4,379)

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Statements of Changes in Partners' Capital

Year Ended December 31, 2005 and for the
Period August 2, 2004 Through December 31, 2004

Initial contributions	$ 250,000
Net loss – period ended December 31, 2004	(4,379)
Balance at December 31, 2004	245,621
Contributions	26,000
Distributions	(226,000)
Net earnings – year ended December 31, 2005	42,336
Balance at December 31, 2005	**$ 87,957**

Notes to financial statements form an integral part of these statements.

SWBC Investment Services, LLC

Statements of Cash Flows

Year Ended December 31, 2005 and for the
Period August 2, 2004 Through December 31, 2004

Increase (Decrease) in Cash and Cash Equivalents

	2005	2004
Cash Flows From Operating Activities		
Net earnings (loss)	**$ 42,336**	$ (4,379)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:		
Net change in:		
Accounts receivable	**(83,742)**	-
Prepayments	**(860)**	-
Accounts payable – related party	**108,400**	5,400
Accrued liabilities	**40,000**	-
Net cash provided by operating activities	**106,134**	1,021
Cash Flows From Financing Activities		
Contributions by partners	**26,000**	250,000
Distributions to partners	**(226,000)**	-
Net cash provided by (used in) financing activities	**(200,000)**	250,000
Net increase (decrease) in cash and cash equivalents	**(93,866)**	251,021
Cash and cash equivalents at beginning of period	**251,021**	-
Cash and cash equivalents at end of period	**$ 157,155**	$ 251,021

Notes to financial statements form an integral part of these statements.

1. Summary of Significant Accounting Policies

SWBC Investment Services, LLC (the "Company") was organized in the state of Texas in August 2004 as a single member limited liability company for the purpose of forming a registered Broker Dealer with membership in the National Association of Securities Dealers ("NASD"). In April of 2005, the Company was re-organized for the purpose of changing the single member to multi members. The members are Southwest Business Corporation ("SWBC") and Kelly Tramontano with ownership interests of 48% and 52%, respectively.

Effective May 16, 2005, the Company received approval of its membership in NASD to operate as a Broker Dealer with an exemption from the Securities and Exchange Commission ("SEC") Rule 15c3-3 under Section K(2)(ii). The Company operates under a clearing agreement with Financial Network Investment Corporation ("Financial Network") a subsidiary of ING, whereby Financial Network clears transactions for the Company's customers on a fully-disclosed basis as customers of Financial Network. The Company does not hold cash or securities in connection with these transactions.

A summary of the significant accounting policies followed by the Company in preparation of the accompanying financial statements is set forth below.

Use of Estimates in Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices within the industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of interest-bearing and noninterest-bearing demand accounts with financial institutions.

Revenue Recognition

The Company receives all securities and insurance override commissions generated by employees of SWBC and independent contractors. Commissions and related transaction charges executed through Financial Network are recorded on a trade-date basis as securities transactions occur. Override commissions are recorded net of Financial Network's contractual obligations to the financial institutions and registered representatives.

1. Summary of Significant Accounting Policies (continued)

Federal Income Taxes

There is no income tax provision included in these financial statements, as the profit or loss of the Company is required to be reported by the members on their federal income tax returns. State franchise taxes that are based on income are reported as a provision for state income taxes in the statements of operations.

Credit Risk

The Company's customer accounts are carried by the clearing agent. All execution and clearing services are also performed by the clearing agent. The agreement between the Company and the clearing agent stipulates that all losses resulting from the Company's inability to fulfill its contractual obligation are the responsibility of the Company.

2. Related Party Transactions

The Company entered into a Services Agreement which requires all management, administrative, and operating activities be performed by SWBC Investment Company, a wholly owned subsidiary of SWBC. A fee is paid each month for these services. The fee is determined based on actual costs incurred to provide the services. The fee for the period from re-organization through December 31, 2005 was $814,489.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital requirements and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for 12 months after commencing business as a broker or dealer. At December 31, 2005, the Company had net capital of $34,726, which was $15,501 in excess of its required net capital of $19,225. The Company's ratio of aggregate indebtedness to net capital was 443% at December 31, 2005. The Company was not required to maintain net capital until May 16, 2005, when it became registered with NASD.

Supplementary Information

SWBC Investment Services, LLC

Schedule of Computation of Net Capital

December 31, 2005

Schedule I – Computation of Net Capital

Total partners' equity	$ 87,957
Deductions:	
Nonallowable assets:	
Receivables older than 30 days	(49,228)
Prepayments	(860)
Net capital before haircuts on securities	37,869
Haircuts on securities	(3,143)
Net capital	$ 34,726

Schedule II – Computation of Aggregate Indebtedness

Liabilities	$ 153,800
Total aggregate indebtedness	$ 153,800
Percentage of aggregate indebtedness to net capital	443%

Schedule III – Computation of Basic Net Capital Requirements

Minimum net capital required (greater of $5,000 or 12 1/2% of aggregate indebtedness)	$ 19,225
Excess net capital	$ 15,501

No differences exist between the amounts above, which are based on the audited financial statements and the amounts in the Company's unaudited FOCUS report as of December 31, 2005, as amended on February 12, 2006.

See independent auditors' report.

PADGETT, STRATEMANN & CO., L.L.P.
Certified Public Accountants and Business Advisors

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Partners
SWBC Investment Services, LLC
San Antonio, Texas

In planning and performing our audit of the financial statements of SWBC Investment Services, LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

100 N.E. Loop 410, Suite 1100, San Antonio, Texas 78216 • www.padgett-cpa.com
Phone (210) 828-6281 • (800) 879-4966 • Fax (210) 826-8606

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Padgett, Stratemann & Co.

Certified Public Accountants
San Antonio, Texas
February 14, 2006